EXHIBIT 2.3

Platzer, Swergold, Karlin, Levine, Goldberg & Jaslow, LLP
1065 Avenue of the Americas New York, NY 10018
Henry G. Swergold (HGS-1568) Son K. Le (SL-0498)
Attorneys for the Trustee

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
-------------------------------------------------------------x
In re

DIRECTRIX, INC., et al.,
                   Debtors.
--------------------------------------------------------------x
DIRECTRIX, INC.,
Chapter 11 Confirmed Case No. 02-12686 (ALG) (Jointly Administered)
Adversary Proc. No.: 02-8082
(ALG)
            Plaintiff,

        -against-

PLAYBOY ENTERTAINMENT GROUP, INC.,

          Defendant.
______________________________________x
PLAYBOY ENTERTAINMENT GROUP, INC.,

         Counter-Plaintiff, -

         against-

DIRECTRIX, INC.,
          Counter-Defendant.
_____________________________________x

MOTION FOR AN ORDER PURSUANT TO RULE 9019 OF THE FEDERAL RULES

OF BANKRUPTCY PROCEDURE AUTHORIZING AND APPROVING SETTLEMENT

OF ADVERSARY PROCEEDING

TO THE HONORABLE ALLAN L. GROPPER,
UNITED STATES BANKRUPTCY JUDGE:

Kenneth R. Levine, trustee (“Trustee”) of the Directrix, Inc. Trust (the “Trust”), through his attorneys, Platzer, Swergold, Karlin, Levine, Goldberg & Jaslow, LLP (“PSK”), hereby moves pursuant to Federal Rule of Bankruptcy Procedure 9019 for an order authorizing and approving a settlement of an adversary proceeding, and states as follows:

BACKGROUND

1. On May 31, 2002 (the "Filing Date"), Directrix, Inc. and Directrix Licensing, Inc. (the “Debtors”) filed in the Bankruptcy Court separate voluntary petitions for reorganization under Chapter 11 of Title 11, United States Code, 11 U.S.C. § 101 et seq. (the "Bankruptcy Code"). The Debtors’ cases were jointly administered pursuant to an order of this Court entered on June 6, 2002.

2. On or about December 19, 2003, this Court signed an order (the “Confirmation Order”) confirming the Debtors’ Modified Plan of Reorganization. Pursuant to the Confirmation Order and the Modified Plan, the Trust was established for the benefit of the Debtor’s creditors and Mr. Levine was appointed as trustee. Most of the Debtors’ assets, including the litigation assets, were transferred to the Trust on the effective date of the Modified Plan.

3. The Trustee has retained PSK as his counsel pursuant to section 7.05 of the Modified Plan.

4. This Court has jurisdiction over this motion pursuant to Article XIV of the Modified Plan and Rule 9019 of the Federal Rules of Bankruptcy Procedure. Venue of this case and motion is proper pursuant to 28 U.S.C. sections 1408 and 1409.

RELIEF REQUESTED

5. Pursuant to this Motion, the Trustee requests that this Court enter an order pursuant to Rule 9019 of the Federal Rules of Bankruptcy Procedure and section 105 of the Bankruptcy Code, providing for the settlement of the above-captioned adversary proceeding against Playboy Entertainment Group, Inc. (“Playboy”).

6. The major asset of the Trust is a pending suit by the Trust, as successor to Directrix, Inc., against Playboy Entertainment Group, Inc. stemming from Defendant’s alleged wrongful cancellation of a master services agreement between Playboy and the Debtor (the “Playboy Litigation”).

THE STANDARD FOR APPROVAL UNDER RULE 9019

7. In approving a compromise and settlement, the Bankruptcy Court is required to make an "informed and independent judgment" as to whether the compromise and settlement is fair and equitable based on an:

educated estimate of the complexity, expense and likely duration of [any] litigation, the possible difficulties of collecting on any judgment which might be obtained, and all other factors relevant to a full and fair assessment of the wisdom of the proposed compromise. Basic to this process, in every instance, of course, is the need to compare the terms of the compromise with the likely rewards of litigation.

Protective Committee for Independent Stockholders of TMT Trailer Ferry, Inc. v. Anderson, 390 U.S. 414, 424-425, 88 S.Ct. 1157, 20 L.Ed.2d 1, reh'g denied, 391 U.S. 909 (1968). See American Can Co. v. Herpel (In re Jackson Brewing Co.) 624 F.2d 605, 607 (5th Cir. 1980); Chopin Assoc. v. Smith (In re Holywell Corp.), 93 B.R. 291, 294 (Bankr. S.D. Fla. 1988); In re

Arrow Air, Inc., 85 B.R. 886, 891 (Bankr. S.D. Fla. 1988); In re Bell & Beckwith, 77 B.R. 606, 611 (Bankr. N.D. Ohio), aff'd, 87 B.R. 472 (N.D.Ohio 1987); Cf. Magill v. Springfield Marine Bank (In re Heissinger Resources Ltd.), 67 B.R. 378, 383 (C.D. ILL. 1986) ("the law favors compromise").

11. In making its determination, the Court should consider whether the proposed compromise is in the "best interest of the estate". Depo v. Chase Lincoln First Bank, N.A. (In re Depo), 77 B.R. 381, 383 (N.D.N.Y. 1987), aff'd, 863 F.2d 45 (2d Cir. 1988). As stated in Arrow Air, the "approval of [a] proposed compromise and settlement is a matter of this Court's sound discretion". Arrow Air, 85 B.R.. at 891. In passing upon a proposed settlement, "the bankruptcy court does not substitute its judgment for that of the Trustee [or debtor in possession]". Depo, 77 B.R. at 384 (citations omitted). The bankruptcy court is not required "to decide the numerous questions of law and fact raised by [objectors].... [R]ather [the court should] canvass the issues and see whether the settlement fall[s] below the lowest point in the range of reasonableness". Cosoff v. Rodman (In re W.T. Grant Co.), 699 F.2d 599, 608 (2nd Cir.1983), cert denied, 464 U.S. 822 (1983) (quoting Newman v. Stein, 464 F.2d 689, 693 (2d. Cir.), cert denied, 409 U.S. 1039 (1972)). See Holywell 93 B.R. at 294. ("In order to exercise this discretion properly, the Court must consider all the relevant facts and evaluate whether the compromise suggested falls below the 'lowest point in the range of reasonableness'") (quoting In Re Teltronics Services, Inc. 762 F.2d. 185, 189 (2d Cir. 1985). The Court "may give weight to the opinions of the Trustee [or debtor in possession], the parties and their counsel". Bell & Beckwith, 77 B.R. at 512.

12. The factors to be considered by the Court in determining whether to approve a compromise or settlement include:

(1)	probability of success in the litigation, with due consideration for the uncertainty in fact and law;
(2)	the complexity and likely duration of the litigation and any attendant expense, inconvenience and delay; and
(3)	all other factors bearing on the wisdom of the compromise. Arrow Air, 85 B.R. at 891 (citing TMT Trailer Ferry, 390 U.S. at 424-25). See Jackson Brewing Co. 624 F.2d at 507; Holywell Corp., 93 B.R. at 294-95 (citations omitted).

BASIS FOR RELIEF REQUESTED

8. On September 26, 2002, Directrix, Inc. filed its adversary complaint against Playboy.

9. Directrix commenced this adversary proceeding asserting claims for breach of contract against Playboy arising out of Playboy=s termination of a Master Services Agreement. Pursuant to the Master Services Agreement, Directrix was to provide, among other things, network transmission and uplink services (satellite transmission), distribution, post production and production services to Playboy out of a new, centralized 109,000 square foot state of the art broadcast and production facility in Los Angeles, California. Directrix also filed a separate claim for breach of an explicit rights agreement claiming that Playboy breached an agreement to provide Directrix with reasonable access to obtain and transmit on a royalty free rights basis certain explicit versions of films through C- Band Satellite common known as the TVRO market and through Internet Distribution.

10. On or about November 15, 2002 Playboy filed an answer and asserted certain counterclaims arising out of the Master Services Agreement and, on or about May 15, 2003,

           Playboy filed an amended answer and counterclaims. On or about July 30, 2003, Directrix moved to dismiss certain of Playboy=s counterclaims which motion was denied by the Court on or about October 20, 2003.

11. Over the course an approximately three year period, the parties engaged in extensive discovery, exchanging ten of thousand documents, engaging in nationwide party and non-party depositions and on Directrix=s part conducting an extensive forensic analysis of Playboy=s operations as part of a comprehensive damage analysis. Following the conclusion of discovery, the parties began active settlement negotiations resulting in a proposed settlement pursuant to which Playboy agreed to pay the amount of $1.8 million to the Trustee in full and complete satisfaction of all claims which have or could have been asserted by either of the parties.

12. The Trustee believes the settlement to be fair and reasonable for several reasons. First, although the Trustee believes that ultimately he will prevail on each of the breach of contract claims arising out of the termination of the Master Services Agreement, triable issues of fact exist as to whether Playboy had justification for terminating that Agreement. Separately, there are triable issues of fact as to whether Playboy breached its separate obligations under the Explicit Rights Agreement. Finally, although the Trustee believes that, based upon the established record, there are strong and viable defenses to Playboy=s counterclaims, those claims will also be subject to a hearing and trial. As in any instance where there are complex triable issues of fact, the Trustee, in contemplating the reasonableness of the settlement, has to consider the possibility that he might not prevail on some or all of the claims on both the issues of liability and damages.

13.  Separately, the Trustee has considered the considerable time and cost attendant with continued prosecution of this matter. The matter is technologically complex, involving detailed issues concerning the configuration and operation of telecommunications equipment and transmission processes. In addition, the associated damages issues require a thorough forensic audit and analysis of the operations of a large production studio and are also inherently involved and complex. The trial is likely to last for several weeks, require the attendance of witnesses who are located throughout the country, and in some instances overseas, and would involve an enormous outlay of time and expense. An ultimate determination in the Trustee=s favor after a lengthy trial process could be appealed resulting in further attendant delay in the collection and distribution of the any funds to the beneficiaries of the Trust.

14.  The Playboy Litigation represents the only chance that creditors will receive any return on their claims.
15.  To date, practically all Trust assets have been liquidated to fund the Playboy Litigation and other expenses. The Trustee had sought and received this Court’s approval to borrow additional funds from the Post-Petition Lenders in order to continue to fund the litigation, which has resulted in this proposed settlement.

16.  The Trustee believes the proposed settlement agreement to reflect a fair and reasonable compromise of the Trust’s potential recovery and the risk otherwise inherent in pursuing the matter through trial and a prospective appellate process.

17.  Because this application raises no novel or complex issues of law, the Trustee respectfully requests that the Court waive the requirement of an accompanying memorandum of law pursuant to Local Bankruptcy Rule 9013-1(b).

        18.  For the reasons stated above, the Trustee respectfully requests that the Court grant this motion for approval of the proposed settlement and compromise.

Dated: New York, New York                                                 Platzer, Swergold, Karlin, Levine,
June 22, 2007                                                         Goldberg & Jaslow, LLP

By:____ /s/ Son Le _______
Henry G. Swergold (HGS-1568)
Son K. Le (SKL-0498)
1065 Avenue of the Americas
New York, New York 10018
(212) 593-3000

Attorneys for the Trustee